BIOXYTRAN, INC

233 Needham Street

Newton, MA 02464

617-454-1199

January 30, 2019

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: BIOXYTRAN, INC.

Registration Statement on Form S-1

Filed November 30, 2018

File No. 333-228602

Dear Ms. Bednarowski and Mr. King:

This letter is being written by Bioxytran, Inc. (the “Company”) in order to respond to the comment letter, dated December 26, 2018 regarding the above-captioned filing of the Company. Please note that, for the Staff’s convenience, we have reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

Cover Page

1. Your disclosure on the direct offering cover page that you "expect the public offering price to be $1.00 per share" is inconsistent with your disclosure on page 45 that the shares will be sold at the fixed price of $1.00 per share. Please revise your disclosure to clarify that you will offer and sell the securities for a fixed price for the duration of the offering. In addition, we note that your cover page of the selling stockholder prospectus states that the "[s]elling [s]tockholder may sell the shares of common stock described in the prospectus in a number of different ways and at varying prices." Please note that the OTC Pink marketplace is not an established public trading market into which the selling stockholder may offer and sell its shares of common stock at other than a fixed price. Given the absence of an existing trading market for your common stock, please disclose the fixed price (or range) at which the selling stockholder will sell the shares for the duration of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Response:

The Company has revised its disclosure on the Cover page to provide for a fixed offering price by the Company and at fixed price of $.60 by the selling stockholder until the Company’s Common Stock, par value $.001 per share (the “Common Stock”) is eligible for resale on an established public trading market at which time it will be sold at prevailing market prices. The Company has also clarified its disclosure regarding its planned listing on the OTCQB or OTCBB.

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

2. We note your disclosure on the cover page that the estimates, statistics, industry data and projections of future performance of the industries in which you operate "are subject to a high degree of uncertainty." As you are responsible for the contents of the prospectus, please revise your disclosure to eliminate any suggestion that you lack a reasonable belief as to the accuracy of the market data in the filing.

Response:

The Company has deleted the paragraph containing the foregoing statement.

Company Overview, page 1

3. Your statements on pages 2 and 50 that you will need to raise $2,350,000 in this offering in order to have sufficient working capital to repay the Auctus Note and develop your business over the next 15 months appear to be inconsistent with your statements on pages 5 and 52 that you "anticipate that [y]our cash resources are sufficient to fund [y]our planned operations through the end of March, 2019, if [you] succeed in raising $2,350,000 or more in this offering." In addition, your disclosure on pages 2 and 50 that if you raise $1,350,000, you will be able to repay the Auctus Note and "develop [y]our business over the same 15-month period but funding at that level will delay the development of [y]our technology and business" appears to be inconsistent with your disclosure on pages 38 and 86 that you anticipate the need for approximately $1,000,000 in additional funding to support the planned expansion of your operations for the the next 12 months. Also, your disclosure regarding your cash resources on pages 4. 5, 51 and 52 appears to be inconsistent with your disclosure on pages 38 and 86 that you believe that you will be able to continue your business operations for the next 12 months without raising any additional capital. Please revise throughout for clarity and consistency.

Response:

The Company has revised the Prospectuses to reflect the Staff’s comments.

Prospectus Summary, page 1

4. Please eliminate all statements throughout the prospectus that present your conclusions regarding the safety or efficacy of your product candidates, as these determinations are solely within the authority of the FDA and comparable regulatory bodies to make. We note, for example, your disclosure on page 1 that you believe that BXT-25 will be effective in preventing necrosis and that your technology, potentially, will offer effective treatments for anemia, cancer conditions and trauma.

Response:

The Company has revised the Prospectuses to reflect the Staff’s comments.

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

5. Please disclose here and on page 49, if true, that you have yet to begin preclinical studies of your product candidates. In this regard, we note your disclosure on page 6 that you "plan to initiate pre-clinical studies of BXT-25."

Response:

The Company has revised the Prospectuses to reflect the Staff’s comments.

The Offering, page 3

6. We note your disclosure on pages 3, 18, 46, 65 and 94 that indicates that you intend to have your shares quoted on the OTCQB. Please revise to disclose the eligibility requirements to have your shares quoted on the OTCQB and clarify that there is no guarantee that your shares will be quoted on the OTCQB. In addition, disclose here and on page 49 the exercise date of the warrant, the number of shares outstanding after both the direct offering and the selling stockholder offering, in the aggregate, and, on page 49, disclose the termination date of the offering.

Response:

The Company has revised pages 3, 18, 46, 65 and 94 to reflect the Staff’s comments regarding its listing on the OTCQB or the OTCBB. The Company has revised pages 3 and 49 to include the exercise date of the warrant and the number of shares outstanding after both the direct offering and the selling stockholder offering and disclosed the termination date of the offering.

Risk Factors

Risks Related to Our Business

If serious adverse or unacceptable side effects are identified, page 8

7. We note your disclosure on pages 8 and 55 referencing compounds that showed early promise in early stage testing for treating diabetes and your statements on pages 9 and 56 that reference current diabetes treatments. However, in your prospectus summary, you state that you are focused on the development of drugs designed to address hypoxia in humans and that, "[w]hile [y]our initial focus is on hypoxia in the brain and wound healing, [you] believe that [y]our technology potentially will offer effective treatments for anemia, cancer conditions and trauma." Please revise to clarify how the treatment of diabetes is related to your business. Similarly, your disclosure on pages 35 and 82 that "[y]our strategy is to leverage considerable industry experience to identify product candidates. that can fulfill unmet medical needs in the treatment of diabetes and inflammatory diseases" appears to be inconsistent with the description of your business in your prospectus summary. Please revise for clarity and consistency.

Response:

The Company has revised its disclosures to remove references to diabetes treatment and to make its disclosures on pages 35 and 82 consistent with the description of its business.

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our products, page 15

8. We note your disclosure on page 15 that your "plans for the development of both BXT-25 and BXT-252 will be based in part upon the further development of technology developed by a company, Biopure Corporation, that suspended operations and filed for bankruptcy on July 16, 2009," and your disclosure that "[t]he Biopure technology is in the public domain." Please disclose in your prospectus summary sections on pages 1 and 49, if true, (i) that BXT-25 and BXT-252 are based upon technology developed by the Biopure Corporation, which filed for bankruptcy in 2009, and (ii) that this technology, including a biosimilar product to your product candidates, is in the public domain.

Response:

The Company has added disclosure on pages 1 and 49 clarifying that part of its process to develop BXT-25 and BXT-252 is based on earlier technology developed by Biopure Corporation which separates the hemoglobin molecule from red blood cells and that Company plans to enhance hemoglobin with its proprietary technology to produce BXT-25 and BXT-252.

The Company has removed references to its products as a biosimilar product. We note that the FDA requires that a biosimilar be highly similar to an existing biologic reference point with no clinically meaningful differences in safety, purity and potency. Since BXT-25 and BXT 252 enhance BioPure’s pre-existing technology which is in the public domain with the Company’s proprietary technology, it will differ from BioPure’s products. We also note that the Company will not claim biosimilar status until further testing has been done.

Risks Relating to this Offering and Ownership of Our Common Stock

Our Certificate of Incorporation permits "blank check" preferred stock, page 21

9. Your disclosure on page 21 that you have 5,000,000 authorized shares of preferred stock is inconsistent with your disclosure on page 43 that you have 50,000,000 authorized shares of preferred stock. Please revise throughout your registration statement for consistency regarding the number of authorized shares of preferred stock.

Response:

The Company has revised its registration statement to reflect that 50,000,000 shares of preferred stock are authorized as of the date of the registration statement unless referring to authorized shares of Bioxytran prior to the merger with U.S. Rare Earth Minerals.

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

Risks Related to the Note Financings

We may be required to issue significant amount of common stock, page 23

10. We note your disclosure on page 23 that you are currently authorized to issue 300,000,000 common shares and presently have 85,103,673 shares of common stock outstanding. Please tell us why you believe that you will be required to increase your authorized shares to provide sufficient authorized common stock for conversion of the note, and why you believe that the conversion of the Auctus Note could result in a change of control. In this regard, we note your disclosure on page 22, that you are obligated to issue approximately 25,500,000 common shares upon conversion of the note and your disclosure on page 2 that Auctus is limited to holding a total of 4.99% of your issued and outstanding shares of common stock.

Response:

The Company has removed this risk factor.

Use of Proceeds, page 25

11. Please revise your Use of Proceeds section on page 25 to disclose a description of how you intend to use the proceeds received from the shares of common stock offered by the company and how you intend to raise additional funds if the proceeds from this offering are insufficient to cover the intended uses. Your discussion should show the amount of proceeds to be allocated for each purpose assuming different amounts of proceeds raised and the number of shares sold. To the extent that you intend to use the proceeds for the development of your product candidates, disclose an estimate of how far you expect to reach in the development process.

Response:

The Company has revised the Use of Proceeds to reflect the Staff’s comments.

Directors, Executive Officers, Promoters and Control Persons, page 27

12. Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K. In addition, we note your disclosure on page 40 that your non-employee directors are entitled to receive 1,000 shares of common stock for each meeting they attend. Please revise pages 40 and 88 to include the director compensation disclosure required by Item 402(r) of Regulation S-K for the fiscal year ended December 31, 2017 or tell us why you believe it is unnecessary.

Response:

The Company has revised its disclosures to reflect the requirements of Item 401(e)(1) of Regulation S-K and has revised pages 40 and 88 to clarify that no director will receive compensation for attending meetings until the commencement of fiscal year 2019.

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

Description of Business Overview, page 30

13. Your statement on page 31 that you believe that your approach is novel and will lead to the creation of safe drug alternitves for addressing hypoxic conditions in humans and your statement on page 36 that your lead product candidates are well-differentiated from other formulations appear to be inconsistent with your disclosure on page 15 that your "plans for the development of both BXT-25 and BXT-252 will be based in part upon the further development of technology developed by a company, Biopure Corporation, that suspended operations and filed for bankruptcy on July 16, 2009," and your disclosure that "[t]he Biopure technology is in the public domain." In addition, throughout your disclosure you refer to biosimilar products and product candidates. Please revise your registration statement for clarity and consistency.

Response:

BXT-25 and BXT-252 are based in part on a technology developed by the Biopure Corporation which separates hemoglobin from red blood cells. Biopure filed for bankruptcy in 2009 and the technology we use from Biopure is in the public domain. We plan to apply our proprietary chemistry to enhance the hemoglobin molecule to produce BXT-25 and BXT-252 which are hemoglobin and co-polymer based. Thus, both BXT-25 and BXT-252 are novel unproven technologies even though they utilize technology in the public domain. The Company has removed references to biosimilar products and product candidates.

Hemoglobin and Complex Co-Polymer Science, page 31

14. Please disclose here and on page 79 whether you have received any indication from the FDA that you will receive a GRAS designation.

Response:

The Company has removed references to the GRAS designation and the use of GRAS products in its co-polymer.

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

15. Throughout your prospectus you compare BXT-25 to other products, product candidates and treatments. For example, we note (i) your disclosure on page 31 that your BXT-25 co-polymer hemoglobin molecule will reach hypooxic tissues more effectively than RBC's, (ii) your comparison of BXT-25 to the biosimilar product produced by Biopure Corporation on page 31 and (iii) your disclosure on page 34 that you believe BXT-25 will benefit patients as well as or better than HBOT and do so with greater cost effectiveness. Please revise your disclosure throughout your registration statement to limit comparisons of your product to only those products, product candidates and treatments with which you have conducted a head-to-head clinical trial. Similarly, you state that because biosimilar products were approved or had certain characteristics, your product will also be approved and have certain characteristics. For example, we note your disclosure on pages 31 and 79 that because a biosimilar product had no adverse effects in humans that your product will also have no adverse effects in humans, and, on pages 35 and 83, you state that because the European Directorate for the Quality of Medicines Certification approved a biosimilar product that it will also approve your product. Revise these statements as they appear to be inappropriate given the stage of your product candidates.

Response:

The Company has revised the prospectuses to reflect the Staff’s comments.

Business Developments BXT-25, page 34

16. Your disclosure on page 34 that you have yet to determine which indication to focus on in connection with BXT-25 and that you intend to conduct pre-clinical pilot trials to determine which indication to focus on, followed by more extensive preclinical trials as well as an IND for such indication so that you can begin patient enrollment in the first quarter of 2020 is inconsistent with your disclosure that you are in the process of planning BXT-25 pre-clinical studies, expect to file an IND application with the FDA in 2018 and will seek approval of BXT-25 for the treatment of early stages of stroke in an out-of- hospital setting. Please revise throughout your registration statement for clarity and consistency and disclose the estimated amount of funding necessary to accomplish each step in your current plans for attempting to obtain FDA approval of BXT-25 as well as certification from the European Directorate for the Quality of Medicines.

Response:

The Company has revised the prospectuses to reflect the Staff’s comments.

Market Opportunity, page 35

17. Please revise your statements on pages 36 and 84 that BXT-25 may be used when blood is not available and that it has a very broad range of potential applications beyond ischemic stroke or wound healing as this statement implies that your product candidate will receive FDA approval, and, given the stage of development of BXT-25, this statement is inappropriate.

Response:

The Company has revised the prospectuses to reflect the Staff’s comments.

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

Certain Relationships and Related Transactions, page 39

Please revise to disclose here and on page 87 the terms of the loans from Mr. Platt and Mr. Soderquist as well as the interest rates. Please refer to Item 404 of Regulation S-K.

Response:

The Company has revised the prospectuses to reflect the Staff’s comments.

Employment Contracts, page 40

19. We note your disclosure on page 28 that your employment agreements with your executive officers include provisions related to payments received upon termination without cause. Please revise your disclosure on pages 40 and 87 to describe these provisions.

Response:

The Company clarified existing disclosure regarding termination payments to show that a release is required to be signed prior to release of the severance payment.

Corporate Governance, page 42

20. Your disclosure on page 42 that four of the members of your board of directors are independent is inconsistent with your earlier disclosure on page 42 that three of the members of your board of directors are independent. Please revise throughout your registration statement for consistency.

Response:

The Company has revised the prospectuses to reflect the Staff’s comments.

Selling Stockholder, page 92

21. Your disclosure that you are registering the shares underlying the Auctus Note and the Auctus warrant is inconsistent with your introductory paragraph to the selling stockholder table on page 92 that identifies both EMA and Auctus as selling stockholder and addresses the shares underlying the EMA Note. Please revise for clarity and consistency.

Response:

The Company has revised the prospectus to reflect the Staff’s comments.

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

Exhibits and Financial Statement Schedules, page II-3

22. Exhibit 3.7 indicates that it includes your amended and restated bylaws. However, it includes a certificate of amendment to your articles of incorporation. Please file your amended and restated bylaws as an exhibit to your registration statement.

Response:

The Company has revised the link in Exhibit 3.7 to Exhibit 3.4 to the Company’s current Report on Form 8-K filed on November 7, 2018.

General

23. We note that you issued press releases on November 12, 2018, November 16, 2018 and December 17, 2018, all of which contain forward looking statements and one of which appears to be directed to investors. In this regard, we were unable to identify similar past press releases that you issued in the ordinary course of your business. Please provide us with your analysis as to how these press releases comport with the requirements of Section 5(c) of the Securities Act and the related offering communication rules under the Securities Act.

Response:

The Company believes that the disclosures made on November 12, 2018, November 16, 2018 and December 17, 2018 were consistent with prior disclosures made prior to the acquisition of Bioxytran and were consistent with the information provided in prior disclosures on Form 8-K and the registration statement filed on Form S-1. The Company notes that more than 30 days have passed since the last press release on December 17, 2018 and believes that the market has assimilated all information relating thereto and the prior releases allowing a sufficient cooling off period.

A review of trading data obtained by the NASDAQ market site shows that the information did not impact trading in the Company’s stock, an indication that the press releases did not condition the market during the time period of the press releases. For example, for the period between November 12, 2018 and December 27, 2018, the price of the Company’s Common Stock traded between $.75 and $1.00 with daily trading volume ranging between 0 and 1,650 shares per day. Figure 1 below illustrates the price and trading volume of the Company’s common stock and illustrates the negligible impact on the press releases on the market and thus investors.

Figure 1

Date	Close/Last	Volume
12/20/2018	1.00	0
12/19/2018	1.00	0
12/18/2018	1.00	0
12/17/2018	1.00	0
12/14/2018	1.00	278
12/13/2018	1.00	0
12/12/2018	1.00	0

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

Date	Close/Last	Volume
12/11/2018	1.00	600
12/10/2018	0.80	0
12/07/2018	0.80	0
12/06/2018	0.80	200
12/04/2018	0.50	313
12/03/2018	0.75	0
11/30/2018	0.75	595
11/29/2018	1.00	1,650
11/28/2018	1.00	130
11/27/2018	0.75	0
11/26/2018	0.75	0
11/23/2018	0.75	0
11/21/2018	0.75	0
11/20/2018	0.75	0
11/19/2018	0.75	433
11/16/2018	0.76	0
11/15/2018	0.76	0
11/14/2018	0.76	0
11/13/2018	0.76	0
11/12/2018	0.76	0

From the period after December 20, 2018 the price of the Company’s common stock traded from between $.54 and $.20 with volumes ranging between 0 shares per day to 12,900 shares per day illustrating that any positive impact that the press releases had on the trading price of the stock has long since passed. Figure 2 below illustrates the price and trading volume of the Company’s common stock from December 21, 2018 to date and illustrates that if indeed there was any interest impacting the price generated from the press releases on the market, they no longer have.

Figure 2

Date	Close/Last	Volume
01/29/2019	0.52	100*
01/28/2019	0.47	3,233
01/25/2019	0.20	0
01/24/2019	0.20	0
01/23/2019	0.20	0
01/22/2019	0.20	116
01/18/2019	0.312	12,900
01/17/2019	0.30	0
01/16/2019	0.30	0
01/15/2019	0.30	2,253
01/14/2019	0.55	5,738
01/11/2019	0.50	0
01/10/2019	0.50	0
01/09/2019	0.50	0
01/08/2019	0.50	0
01/07/2019	0.50	5,126
01/04/2019	0.50	2,461
01/03/2019	0.51	0
01/02/2019	0.51	0
12/31/2018	0.51	1,286
12/28/2018	0.55	3,140
12/27/2018	0.54	0
12/26/2018	0.54	0
12/24/2018	0.54	0
12/21/2018	0.54	5,133

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

The Company requests that the Staff consider the aforementioned data and make a determination that sufficient time has passed allowing a cooling off period since the last press released referenced in the Staff’s comments.

Should the Staff determine that a sufficient time has not passed, the Company suggests that it make all press releases free writing prospectuses as part of the current Registration Statement.

24. It appears the Auctus resale transaction may be an indirect primary offering by or on behalf of the registrant. In this regard, among other factors, we note the number of shares being offered relative to the number of shares held by non-affiliates, the dilutive nature of the conversion and exercise terms of the note and the warrant, respectively, as well as the relatively short period for which Auctus has held the note and the warrant. Accordingly, please revise the terms of the of the Auctus resale transaction to provide that for the duration of the offering Auctus will offer and sell at a fixed price any shares of common stock it comes to hold via the full or partial conversion of the note or the exercise of the warrant. Please disclose this price in the prospectus. In addition, please identify Auctus as a statutory underwriter. If you continue to believe the Auctus resale transaction should not be characterized as an indirect primary offering, please provide us with your written legal analysis in support of this view. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website.

Response:

The Company has revised the Registration Statement to register 3,494,154 shares of its Common Stock for resale by the Auctus Fund LLC (the “Selling Stockholder”) at a fixed price of $.60 per share until such time as it qualifies to trade its stock on the OTCQB or OTCBB at which time Actus may sell its registered stock at prevailing prices. The sale price was determined based on the exercise price of the Warrant which is above the current trading price of the Company’s stock on the OTC (PINK).

The following table sets forth the Registered Shares as set forth in Amendment No. 1 as well as the Shares registered on behalf of the Selling Stockholder as a percent of the Company’s non-affiliate public float.

Amendment No. 1 (1/29/2019)
Common Shares Outstanding	85,103,673
Shares held by Affiliates	74,621,206
Common Shares in Public Float	10,482,467

Selling Stockholder Shares being Registered	3,494,154
% of Public Float	33.33%

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

After giving effect to the reduction of shares being registered on behalf of the Selling Stockholder, for the reasons set forth below, the Company believes that the proposed resale of shares of the Company’s common stock by the Selling Stockholder as contemplated in the Registration Statement is not an indirect primary offering and would be appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C under the Securities Act.

The Company has reviewed the Staff’s historical guidance as set forth in the Securities Act Rules, Compliance and Disclosure Interpretations, Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. The Commission’s interpretation of 612.09 states that “consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the proposed resale of shares by the Selling Stockholder as contemplated by the Registration Statement, as amended, is a valid secondary offering.

Background

As previously disclosed in the Company’s Current Report on Form 8-K, filed with the Commission on October 30, 2018, on October 24, 2018 the Company entered into a $250,000 Senior Secured Promissory Note, dated October 24, 2018 at an interest rate of 8% per annum, maturing on October 24, 2019 (the “Maturity Date”). The Note is convertible into Common Stock of the Company at any time after the earlier of: (i) 180 days from the date of the Note or (ii) upon effective date of a registration statement. The conversion price of the Note is equal to the lesser of: (i) the lowest trading price for the twenty-day period prior to the date of the Note or (ii) 65% of the average of the three lowest trading prices during the twenty days prior to a conversion notice on the applicable trading market or the closing bid price on the applicable trading market. The Company may prepay the Note at any time at a rate of 120% of outstanding principal and interest during the first 90 days it is outstanding and 130% of outstanding principal and interest for the next 90 days thereafter. Thereafter the prepayment amount increases 5% for each thirty-day period until 270 days from the issue date at which time it is fixed at 150% of the outstanding principal and interest on the Note.

The Note was issued to the Selling Stockholder pursuant to a Securities Purchase Agreement, dated October 24, 2018, between the Selling Stockholder and the Company (the “Purchase Agreement”).

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

The Company issued the Lender a five-year warrant (the “Warrant”) to purchase 208,333 shares of Common Stock of the Company at an exercise price of $.60 per share, as adjusted for reorganizations, dividends, and offerings at prices lower than the exercise price. The Warrant contains cashless exercise provisions at the option of the Lender.

The Lender is limited to holding a total of 4.99% of the issued and outstanding Common Stock of the Company under terms of the Note and Warrant.

The Common Stock underlying the Warrant and the Note, when issued, will bear a restrictive legend unless otherwise registered, eligible for resale under Rule 144 promulgated by the Securities and Exchange Commission (the “Commission”) or by another resale exemption from registration.

The Company granted the Lender demand and piggyback registration rights pursuant to a Registration Rights Agreement, dated October 24, 2018 (the “Registration Rights Agreement”) whereby the Common Stock underlying the Note and the Warrant is required be included in a registration statement filed with the Commission no later than 45 days, and become effective 180 days, from the date Registration Rights Agreement, subject to any limitation under Rule 415.

The Note was issued in a private placement exempt from registration under the Securities Act and the Note, Warrant and underlying Common Stock constitutes restricted securities under the Securities Act.

Factor 1: How Long the Selling Shareholders Have Held the Shares

The 3,494,154 shares to be registered for resale under the Registration Statement, include 208,333 shares which may be exercised by the Selling Stockholder at an exercise price of $.60 per share and shares issued under the conversion of the Note at anytime after 6 months or after the effective date of the Registration Statement (the “Underlying Shares”). The issuance of the Note was made in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act. The Selling Stockholder made customary investment and private placement representations in the Investor Purchase Agreement.

We believe that the Staff’s guidance on secondary offering registration as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”) which clarifies that, under the circumstances set forth therein, a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period, is important to consider when examining the issue of registration of the Underlying Shares: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….”

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

As of the date of this letter, the Selling Stockholder has held the Note for approximately three months will likely hold a vast majority of the underlying shares of Common Stock for over six months due to the exercise price of the warrant and the restrictions on the conversion of the Note. In addition, the Note may not be converted, and Warrant may not be exercise, in the event that the Selling Stockholder holds in excess of 4.99% of the issue and outstanding shares of Common Stock of the Company.

In addition, due to the historically limited trading volume in the Common Stock (average three-month daily trading volume as of the date of this letter is less than 1,000 shares per day), the Company believes that the Selling Stockholder likely would need to continue to bear the market risk of a significant portion of their investment because it could be difficult for them to sell such a large number of shares into the public market without significantly reducing the price that they would receive.

Further, the timing of the filing of the Shares being sold by the Selling Stockholder under the Registration Statement was determined by the Selling Stockholder, pursuant to its piggyback and demand registration rights under Registration Rights Agreement, and not by the Company.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Selling Stockholder acquired the Note and Warrant, and will acquire the Underlying Shares, in bona fide private placement transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act.

In the Purchase Agreement, the Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Note, Warrant and Underlying Shares pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) solely for investment with no present intention to distribute any of the Underlying Shares to any person, (iii) will not sell or otherwise dispose of any of the Underlying Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that the Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholder has any plan to act in concert to effect a distribution of their Underlying Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”

The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholder have or will take place if the Registration Statement is declared effective. To do so would violate the detailed representations and covenants made by them in the Purchase Agreement.

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholder is a private investment fund. The Selling Stockholder does not have any representative on the Company’s board of directors, nor does any of the Selling Stockholder have special contractual rights as a stockholder of the Company under any stockholders’ or similar agreement.

Furthermore, the Selling Stockholder is not acting on behalf of the Company with respect to the Underlying Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholder that would control the timing, nature and amount of resales of such Underlying Shares following the effectiveness of the Registration Statement or whether such Underlying Shares are even resold at all under the Registration Statement. The registration rights granted to the Selling Stockholder in are traditional registration rights and are not indicative of any desire of the Selling Stockholder to sell or distribute Underlying Shares on behalf of the Company, or at all. The Selling Stockholder negotiated for the customary registration rights set forth in the Registration Rights Agreement for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Company will not receive any of the proceeds from any resale of the Underlying Shares by the Selling Stockholder under the Registration Statement.

Factor 4: The Amount of Shares Involved

As of the date of this letter, the Company had 85,103,673 shares of Common Stock outstanding. The Underlying Shares now being registered for resale under the Registration Statement, as amended, has been reduced to 3,494,154 shares representing approximately 33% of the Company’s outstanding shares as of the date hereof.

The Company has reviewed historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” We note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling. The foregoing guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is well in excess of the approximately 33% held by the Selling Stockholder.

Division of Corporation Finance

Office of Healthcare & Insurance

January 30, 2019

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholder is a private investment fund. To the Company’s knowledge, the Selling Stockholder is not in the business of underwriting securities. Additionally, the issuance of Underlying Shares covered by the Registration Statement was not conditioned solely on the prior effectiveness of the Registration Statement nor based on a requirement that the Selling Stockholder to resell the shares.

The facts indicate that the Selling Stockholder made a fundamental decision to invest in the Company that the Selling Stockholder is a longer term investors not seeking to distribute the Underlying Shares on behalf of the Company. None of the features commonly associated with acting as an underwriter are present.

Factor 6 Whether Under All The Circumstances It Appears That The Seller Is Acting As A Conduit For The Issuer

Based on the foregoing analysis, the Company believes that the facts do not support the determination that the Selling Stockholder is acting as a conduit for the Company. The Selling Stockholder acquired the Note and Warrant over three months ago and there is little likelihood the Underlying Shares will be converted and sold prior to six months, the Note and Warrant were purchased in a bona fide private placement transaction in which the Selling Stockholder made the typical investment and private placement representations to the Company. Since such time, the Selling Stockholder have borne the full economic risk of ownership of the Note, Warrant and Underlying Shares, and likely will continue to do so for a significant period of time given the historically low trading volume of the Common Stock. To the Company’s knowledge, the Selling Stockholder is a private investment fund, not involved in the business of underwriting securities. The Selling Stockholder is not acting on behalf of the Company with respect to the Underlying Shares being registered for resale under the Registration Statement, and, moreover, the timing of the filing of the Registration Statement was determined by the Selling Stockholder, and not by the Company. The number of Underlying Shares being registered has been reduce to 33% of the outstanding Common Stock held by non-affiliates.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholder as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

Yours Sincerely,

BIOXYTRAN, INC.

By:	/s/ Dr. David Platt
Name:	Dr. David Platt
Title:	Chief Executive Officer